UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007873

February 4, 2004

Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2004

Re: Comcast Corporation
Incoming letter dated December 23, 2003

Dear Mr. Dallas:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Comcast by the SEIU Master Trust. We have also received a letter from the proponent dated January 22, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steven Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT
650 752 2022

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 23, 2003

Re: **Shareholder Proposal Submitted by SEIU Master Trust**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (collectively, the "**2004 Proxy Materials**") a shareholder proposal and related supporting statement received from the SEIU Master Trust.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2004 Proxy Materials. The Company has advised us of the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the SEIU Master Trust informing the proponent of the Company's intention to exclude the proposal from the 2004 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 25, 2004. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the proposal submitted by the SEIU Master Trust may be properly omitted from the 2004 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) based on the facts and analysis presented below.

The Proposals

The Company received two proposals requesting that the Company disclose to its shareholders on an annual basis information concerning any political contributions made by the Company.

Proposal A. On or about June 26, 2003, the Company received a proposal, attached hereto as Exhibit A ("**Proposal A**"), from Ms. Evelyn Davis ("**Proponent A**"). In a letter to Proponent A dated July 24, 2003, the Company confirmed its intention to include Proposal A in the 2004 Proxy Materials.

Proposal A reads as follows:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

In a letter dated July 24, 2003, the Company informed Proponent A of its intention to include Proposal A in the 2004 Proxy Materials. Such letter is attached hereto as Exhibit B.

Proposal B. On or about November 6, 2003 the Company received a proposal, attached hereto as Exhibit C ("**Proposal B**"), from the SEIU Master Trust ("**Proponent B**").

Proposal B reads as follows:

Resolved, that the shareholders of Comcast Corp. (the "Company") hereby request that the Company prepare and submit to the shareholders of the

Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;

b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations; and

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Rule and Analysis

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." In short, the rule involves three elements: (i) substantially duplicative proposals, (ii) the order in which such proposals were received and (iii) the inclusion of the first-received proposal in the proxy materials. In the situation at hand, there is no question as to the second and third elements of the rule. As described above, the Company received Proposal A on or about June 26, 2003 and, in a letter dated July 24, 2003, the Company agreed to include Proposal A in its 2004 Proxy Materials. Proposal B was received several months later. The question is whether Proposal B is substantially duplicative of Proposal A.

The test for substantially duplicative proposals is "whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth". See Verizon Communications, Inc. (January 31, 2001). The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The proposals may differ somewhat in their terms and breadth if they share the same principle thrust and focus. See American Power Conversion Corporation (March 29, 2002), Verizon Communications, Inc. (January 31, 2001) and EMCOR Group, Inc. (May 16, 2000).

The two proposals at hand, together with their respective supporting statements, are substantially duplicative both in what is being proposed and the reasons for the proposals. Both proposals involve annual disclosure to shareholders of the Company's political contributions in the name of transparency and accountability. Proposal A requests publication of a "detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation". Similarly, Proposal B requests "that the Company prepare and submit to the shareholders of the Company a separate report containing . . . . an accounting of the Company's resources" that were "contributed or donated" to "federal, state and local candidates, political parties, political committees and other political entities". Proposal B requires that the report be "updated annually", while Proposal A contemplates periodic disclosure in "each succeeding report to shareholders" following initial publication of such disclosure.

While the proposals each call for periodic reporting of political contributions, there are slight differences in the breadth and recommended implementation of the proposals. Proposal B requests disclosure of the Company's policies, business rationale and personnel participating in the decisions to make political contributions in addition to the detailed accounting of the contributions themselves, as called for by Proposal A. Proposal A requests initial disclosure of political contributions in newspapers of various U.S. cities followed by continuing disclosure in reports to shareholders, while Proposal B supports a single source of information providing comprehensive disclosure to shareholders on political contributions.

Despite the slight differences, the thrust and focus of the proposals are the same. As reflected in their respective supporting statements, the focus and goal of both rules is "a more detailed accounting" (Proposal A), a "system of accountability" (Proposal B), as to political contributions. Proposal A reasons that "political contributions are made with dollars that belong to the shareholders . . . and they are entitled to know how they are being spent". Similarly, Proposal B states that "shareholders are unaware of how and why the Company chooses to make corporate contributions" and supports "transparency and accountability to corporate political giving".

We believe that the purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion and to prevent proponents from clogging proxy materials with several versions of essentially the same proposal. To allow these substantially duplicative proposals to be included in the 2004 Proxy Materials would eviscerate and frustrate the policy behind Rule 14a-8(i)(11).

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that Proposal B may be properly excluded from the 2004 Proxy

Materials in light of the Company's commitment to include Proposal A in the 2004 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022, or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7794, if we may be of any further assistance in this matter.

Very truly yours,

Bruce K. Dallas

cc: Steve Abrecht
SEIU Master Trust

Arthur R. Block
Comcast Corporation

Sarah K. Solum
Davis Polk & Wardwell

EXHIBIT A

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755 OR
(202) [crossed out]

CERTIFIED RETURN
RECEIPT REQUESTED

Mike Armstrong, Chairman
COMCAST, NYC andPhiladelphia

June 26,2003(or if necessary November 30,2003)

I am submitting this resolution EARLY sothat I will be FIRST on the stockholder proposal ballot. I have been an A.T.T. shareholder since 1980.

Dear Mike:

This is a formal notice to the management of Comcast that Mrs. Evelyn Y. Davis, who is the owner of 160 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2004. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,
Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

Mike: Please acknowledge yourself ok Brian Roberts!

CC: SEC in D.C.

P.S. Mike: As a former A.T.T. shareholder I can submit this proposal NOW, but if yoiu wish I can wait until November when the merger was finalized. Therefore, I have BOTH dates on the top. Let me know. Thanks

EXHIBIT B

Comcast.

C. Michael Armstrong
Chairman

Comcast Corporation
1114 Avenue of the Americas, 21st Floor
New York, NY 10036
917.934.1910 Tel
917.934.1912 Fax
Michael_Armstrong@comcast.com

July 24, 2003

Mrs. Evelyn Y. Davis, Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Avenue, N.W.
Suite 215
Washington, D.C. 20037

Re: Your Letter of June 26, 2003

Dear Evelyn:

This will acknowledge receipt of the above-captioned letter containing your shareholder proposal recommending that Comcast Corporation publish in various newspapers information regarding certain political contributions made directly or indirectly by the Company.

Per your communication with Brian Roberts, this is to confirm that we will include your proposal in the Company's proxy statement for the 2004 Annual Meeting of Shareholders.

Sincerely,

Mike

cc: Brian L. Roberts
Arthur R. Block

EXHIBIT C

SEIU
Stronger Together

November 6, 2003

Arthur Block
Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102

Dear Mr. Block:

On behalf of the SEIU Master Trust (the "Trust"), I write to give notice that, pursuant to the 2003 proxy statement of Comcast Corporation (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Comcast Corporation shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me. My direct line is (202) 639-7612.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

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SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Comcast Corp. (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support

As shareholders, we support policies that apply transparency and accountability to corporate political giving.

There is currently no single source of information providing comprehensive disclosure to the Company's shareholders on political contributions made with corporate funds. Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders.

According to the Center for Responsive Politics, a leading campaign finance watchdog organization, our Company contributed $198,000 to major party committees and political dinners in the 2002 election cycle. However, shareholders do not know whether that is the full extent of the utilization of our Company's resources for political purposes.

In our view absent a system of accountability, corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company.

For these reasons, we urge a vote FOR this resolution.

SEIU
Stronger Together

RECEIVED
2004 JAN 23 PM 3:12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Comcast Corporation to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Comcast Corporation ("Comcast" or the "Company"). The Proposal requests that Comcast report to its shareholders regarding (1) its policies governing political contributions, (2) corporate resources contributed to specified persons and organizations, (3) the business rationale for each political contribution, and (4) the person or persons responsible for making decisions regarding each political contribution.

By letter dated December 23, 2003 (the "No-Action Request"), Comcast stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2004 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Comcast contends that the Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal the Company intends to include in its proxy materials. As discussed more fully below, because the Proposal is much broader in scope than the proposal Comcast intends to include, the two proposals are not substantially duplicative and Comcast is thus not entitled to rely on Rule 14a-8(i)(11) to exclude the Proposal.

Comcast urges that the Proposal is substantially duplicative of an earlier-submitted proposal (the "Davis Proposal") asking the Company to publish in general circulation newspapers in nine major cities, as well as in the Wall Street Journal and USA Today, a list of political contributions made by Comcast in the preceding fiscal year, and to follow that disclosure with similar lists in "each succeeding report to shareholders."[1]

The Proposal differs from the Davis Proposal in several key respects. First, and most important, the proposals have different overall objectives. The Proposal aims to help shareholders understand the process and standards used by Comcast in making decisions about political contributions. To that end, the Proposal asks for disclosure not only of the contributions themselves, but also of Comcast's policies on the subject, the business rationale for individual contributions and the personnel entrusted with such decision making. The Trust believes that while disclosure of individual contributions is valuable, shareholders are also entitled to information about how political contributions fit into Comcast's business strategy and what protections have been put in place by Comcast's board of directors to ensure that contributions are in the Company's best interest. The Davis Proposal focuses exclusively on disclosure of individual contributions.

Second, the David Proposal uses general circulation newspapers for the initial contributions disclosure. By contrast, the Proposal contemplates that the requested disclosure is geared toward shareholders and asks that a report be prepared and made available solely to them. Although some shareholders might view the disclosure in a newspaper, as provided in the Davis Proposal, the Trust believes that a separate report to shareholders is a preferable

[1] Presumably, this refers to Comcast's annual report to shareholders.

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

means of communication, especially since disclosure of policies and other process-related matters will also be provided.

Finally, the language of the Davis Proposal may not capture contributions to organizations referred to as "soft PACSs, "stealth PACs" or "section 527 organizations," which are not political campaigns, political parties, referenda or citizens' initiatives, but rather engage in issue advocacy. Issue advocacy may or may not qualify as "attempts to influence legislation," a phrase from the Davis Proposal which the Trust associates more closely with lobbying activities. The activities of these stealth PACs have attracted media attention of late and are of particular concern to the Trust because funds contributed to such organizations are then forwarded to candidates and organizations whose goals may not be in companies' best interests.

In sum, although both the Proposal and the Davis Proposal seek enhanced disclosure of political contributions, the Proposal's much broader focus on the governance structures and processes Comcast uses in making decisions in this area, together with the other differences between the proposals, militate against excluding the Proposal as substantially duplicative of the much narrower Davis Proposal.

* * * * *

If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

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cc: Bruce K. Dallas
Davis, Polk & Wardwell
Fax # 650-752-2111

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated December 23, 2003

The proposal requests that Comcast publish a report outlining Comcast's policies for political contributions made with company funds.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Comcast's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael R. McCoy
Attorney-Advisor